[LETTERHEAD OF THE COMPANY]

September 28, 2005

VIA EDGAR AND FACSIMILE (202) 772-9209

Mr. Owen Pinkerton

Mr. David Roberts

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

450 Fifth Street, N.W.

Mail Stop 03-05

Washington D.C.  20549

RE:                            VIRGIN RIVER CASINO CORPORATION, RBG, LLC AND B & B B, INC.
(COLLECTIVELY, THE “COMPANY”)

REGISTRATION STATEMENT ON FORM S-4

COMMISSION FILE NO. 333-3179

Dear Messrs. Pinkerton and Roberts:

Pursuant to Rule 461 of the Securities Act of 1933, we respectfully request that the effective date of the Company’s Registration Statement on Form S-4 be accelerated to become effective as of Friday September 30, 2005, at 9:00 a.m., eastern standard time, or as soon thereafter as is possible.

Please note that the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering under the above-referenced Registration Statement and we acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VIRGIN RIVER CASINO CORPORATION
RBG, LLC
B & B B, INC.

/s/ Curt Mayer
Curt Mayer
Chief Financial Officer